UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-07120
CUSIP NUMBER 416196103

(Check One):     ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
    ☐ Form N-CSR

For Period Ended:     December 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
HARTE HANKS, INC.
Full Name of Registrant

N/A
Former Name if Applicable
9601 McAllister Freeway, Suite 610
Address of Principal Executive Office (Street and Number)
San Antonio, Texas 78216
City, State and Zip Code
PART II - RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why forms Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)

Harte Hanks, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2016 within the prescribed time period without unreasonable effort or expense. As described in the Company’s Current Report on Form 8-K furnished on March 17, 2017 (the “Form 8-K”), the Company’s delay in filing the Form 10-K is in part due to the additional time the Company requires to complete the preparation of its financial statements for the year ended December 31, 2016. The Company was delayed in completing the closing of its accounting books for the fiscal year ended December 31, 2016 primarily due to (i) unexpected complications required to account for the sale of the Company’s Trillium business (and calculate the tax therefor), which sale was completed on December 23, 2016, (ii) delays and complications in performing its annual goodwill impairment analysis, and (iii) additional time-consuming review, testing and evaluation related to potential material weaknesses in internal controls. These factors combined to result in a delay in the completion of the Company’s preparation of financial statements and audit thereon, and consequently the Company’s filing of the Form 10-K. As a result of the ongoing assessments, it is possible that the Company will not be in a position to file its Form 10-K within the 15-day extension period provided by Rule 12b-25. The Company is working diligently to resolve these matters and intends to file its Form 10-K as promptly as reasonably practicable.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Robert L.R. Munden	(210)	829-9000
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Based on current information and analysis, the Company estimates it will report:

•
operating revenues from continuing operations of between $400 - $405 million for the year ended December 31, 2016, as compared to operating revenues of $444.2 million for the year ended December 31, 2015; and

•	a net loss of between $60.0 - $65.0 million for the year ended December 31, 2016, as compared to a net loss of $170.9 million for the year ended December 31, 2015.

The primary factors contributing to the decline in operating revenues from continuing operation were (i) reduced mail volumes, (ii) client attrition, and (iii) the 2015 sale of our B2B research business, which factors were partially offset by revenue from the consulting practice the Company acquired in March 2016. The primary factors contributing to the net loss were (a) losses from discontinued operations related to the sale of our Trillium business, (b) decreased revenue from reduced mail volumes, and (c) increased labor costs (including increased severance costs and non-recurring database development labor expense), which factors were partially offset by a decrease in production and distribution costs (in turn driven by decreased fuel and freight costs and outsourced costs from decreased volumes). The year over year anticipated decrease in net loss is primarily due to the size of the impairment loss related to goodwill recorded in 2015.

The Company anticipates that its 2016 full year results, and the net loss discussed above, could be further impacted by several items, including (a) a potential non-cash charge for impairment of goodwill, and (b) based on completion of the audit, final working capital adjustments, and potential adjustments to the loss on sale of discontinued operations the Company recognized from the sale of our Trillium business.

The financial information set forth herein consists of unaudited results, based upon the Company’s estimates and subject to completion of the Company’s evaluation of the matters described under Part III above. Moreover, this data has been prepared on the basis of currently available information and will not be final until the Company files its audited financial statements in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this data. This data does not constitute a comprehensive statement of the Company’s financial results for the year ended December 31, 2016, and the Company’s final numbers for this data may differ materially from these estimates.

Special Note Regarding Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements regarding the Company’s anticipated results of operations, the Company’s intention to file its Form 10-K on or before the fifteenth day following its prescribed due date (the “extension deadline”) and the completion of matters necessary to permit filing by the extension deadline. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

HARTE HANKS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

March 17, 2017	/s/ Robert L.R. Munden
Date	Robert L.R. Munden
Executive Vice President, Chief Financial Officer,
General Counsel and Secretary
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).